Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2021

BEIJING and NEW YORK, May 31, 2022 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (OTC: WINS), an investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the first six months ended December 31, 2021.

Fiscal Six Months Ended December 31, 2021 - Financial and Operational Summary

•	Direct financing lease interest income was $0.5 million, compared to $0.8 million for the corresponding period ended December 31, 2020.
•	Interest income on securities-held to maturity was nil, compared to nil for the corresponding period ended December 31, 2020.
•	Income from the financial advisory and lease agency was nil, compared to nil for the corresponding period ended December 31, 2020.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee.

On December 31, 2020, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture.

In view of the slowdown in the Chinese economy and the impact of COVID-19, lessees’ ability to repay their rental expenses was significantly impaired. We continue to be cautious about securing new leasing customers in the current economic environment. We have instituted further risk controls to mitigate the risks inherent in our financial leasing business and strengthen the recovery of our lease receivables. In addition, we are intent upon expanding our financing channels, developing new strategies to increase our cash flow and seeking out strategic investors to invest in our Company to help fund our initiatives. we expect our [medical business and trade business] to become our new business growth points in the future. We believe that we will be able to weather the currently difficult economic environment.

Financial Results for the Six Months Ended December 31, 2021

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services.

Direct financing lease interest income

Direct financing lease interest income generated from payments under direct financing leases with customers was $0.5 million for the six months ended December 31, 2021, a decrease of $0.3 million, or 37.5%, as compared to $0.8 million for the six months ended December 31, 2020. The decrease was primarily attributable to a slowdown in China's economy due to the impact of the global COVID-19 pandemic.

Non-interest expenses

Non-interest expense was $0.5 million for the six months ended December 31, 2021, as compared to non-interest expense of $1.0 million for the six months ended December 31, 2020. The decrease was mainly due to the decrease in legal and audit fees during the six months ended December 31, 2021.

Income before taxes

Income before taxes was $1.7 million for the six months ended December 31, 2021, an increase of $4.4 million as compared to an income before taxes of $(2.7) million for the six months ended December 31, 2020. The increase was attributable to the prior accounting error adjustments.

Net income

Net income was $1.7 million for the six months ended December 31, 2021, an increase of $ 16.3 million as compared to net income of $(14.6) million for the six months ended December 31, 2020. The increase was mainly due to the prior accounting error adjustments.

Current Outlook

The first six months of fiscal 2022 has been a period of transition for the Company given its disposal of its financial guarantee business as well as the lingering economic impact of the COVID-19 pandemic.

Our board of directors adopted a 2022 Equity Incentive Plan in May 2022 which provides for the issuance of up to 9,498,725 shares under the plan. The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Wins Finance Holdings, Inc. and its Affiliates upon whose judgment, initiative, and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company. No grants have been made under the plan as of the date of this release.

We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

About Wins Finance Holdings Inc.

Wins Finance Holdings Inc. (“Wins Finance”) is an integrated financing solution provider that assists Chinese small and medium enterprise (SMEs) that have limited access to financing and enables them to obtain funding for business development. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic engagement of its management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance believes that it is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to China’s under-served SMEs segment. For more information, please visit www.winsholdings.com.

 Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2021 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2021		Audited June 30, 2021
ASSETS
Cash		$21,151		$6,621
Restricted cash		1,733		22,009
Commission receivable		16,469		-
Net investment in direct financing leases		7,615,902		2,778,471
Interest receivable		-		-
Operating lease, right-of-use asset		(182,199)		50,935
Property and equipment, net		2,771		2,883
Deferred tax assets, net
Other assets		2,988,548		770,985
Non-marketable investment
Assets of disposal group classified as held for sale
TOTAL ASSETS		$10,464,375		$3,631,904

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$		$
Other loans for capital lease business		-
Interest payable
Income tax payable		2,793
Deposits from direct financing leases		4,694,703		2,050,035
Operating lease liability-current		37,961		55,022
Other liabilities		62,458,572		3,715,268
Due to related party		464,000		464,000
Operating lease liability-non-current		(215,490)
Liabilities of disposal group classified as held for sale
Total Liabilities		$67,442,539		6,284,325

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018)		$1,984		1,984
Additional paid-in capital		153,707,338		211,934,432
Statutory reserve		954,495		4,687,085
Retained earnings		(201,471,021)		(206,948,669)
Accumulated other comprehensive loss		(10,170,960)		(12,327,253)
Total Stockholders’ Equity		(56,978,164)		(2,652,421)
TOTAL LIABILITIES AND EQUITY		$10,464,375		$3,631,904

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

For six months ended December 31,
2021	2020
Direct financing lease income
Direct financing lease interest income	$492,100	$816,274
Interest expense for direct financing lease	61,483
Business collaboration fee and commission expenses for leasing projects	(68,342)
Provision for lease payment receivable	1,776,932	(2,556,731)
Net direct financing lease interest income after provision for receivables	$2,269,032	$(1,747,316)

Financial advisory and lease agency income	-	-
Net revenue	$2,269,032	$(1,747,316)

Non-interest income
Interest on investment securities-held to maturity	-
Total non-interest income	$-	$

Non-interest expense
Business taxes and surcharges	(232)	(460)
Salaries and employee charges	(296,375)	(405,228)
Rental expenses	(37,590)	(54,006)
Other operating expenses	(189,036)	(515,654)
Total non-interest expense	$(523,233)	$(975,348)

Income before taxes	1,745,799	(2,722,664)

Income tax credit	(741)	959,003

NET (LOSSES)/INCOME FRROM CONTINUING OPERATION	$1,745,058	77	$(1,763,661)

Income from discontinued operation	$	(12,805,074)

Total Net (Losses)/Income	1,745,058	(14,568,735)

Other comprehensive income (loss)
Foreign currency translation adjustment	2,156,293	(49,966,235)
COMPREHENSIVE (LOSS)/INCOME	$3,901,351	$(64,534,970)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642

Earnings per share
Basic	$0.09	$(0.73)
Diluted	$0.09	$(0.73)
From continuing operation	$0.09	$(0.09)
From discontinued operation	$	$(0.65)